SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-C

REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

Belmont Bancorp. (Exact name of issuer as specified in charter)

325 Main St., Bridgeport, Ohio  43912  (Address of principal executive office)

Issuer's telephone number, including area code:  614-695-3323

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

        1.  Title of security:  $0.50 par value common stock

        2.  Number of shares outstanding before the change: 2,110,144

        3.  Number of shares outstanding after the change:  2,637,498

        4.  Effective date of the change:  July 1, 1997

        5.  Method of change:
              Specify method (such as merger, acquisition, exchange, distribu-tion, stock split, reverse split, acquisition of stock for treasury, etc.)

            25% common stock dividend; cash paid for fractional shares at a rate of $30.50 per share

        Give a brief description of transaction: 25% common stock dividend, declared on May 19, 1997 for shareholders of record on June 16, 1997, payable on July 1, 1997.


        Date:  June 25, 1997                      s/Jane R. Marsh
                                                  Corporate secretary